SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 7, 2005________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated November 7, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 7, 2005

BIOTECH HOLDINGS PRIVATE PLACEMENT FUNDS TO BE USED TO CONTINUE SUCANON ADVERTISING

Vancouver, B.C., November 7, 2005 - Biotech Holdings (the "Company", CDNX: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announced today that the private placement application previously announced on September 23, 2005 is not being proceeded with and is being replaced by a new private placement. The Company has filed with the TSX Venture Exchange (TSXV") for acceptance of a new private placement of $100,000 US ($118,160 Cdn). Pursuant to the private placement, the Company will issue 984,666 shares at $.12 Cdn. Each share has a warrant for the purchase of an additional share at $.16 Cdn within 24 months.

The funds, which will be invested by an insider of the Company, will be used for continuation of the Company^s advertising and marketing in Mexico for its Type II Diabetes medication, Sucanon, and for general corporate purposes.

The placement is subject to the approval of the TSX Venture Exchange.

Biotech Holdings Ltd. is based in Vancouver, British Columbia and has its laboratory and plant facility in Richmond, B.C. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF), on the Canadian Venture Exchange (CDNX: BIO.V) and on the Frankfurt Exchange (925970.F).

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

This release has been approved by the board of directors of Biotech Holdings.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.